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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.


   [LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION]

                              December 18, 2001

VIA FACSIMILE
-------------

Stephen C. Neal
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155

     RE: YOUR LETTER DATED DECEMBER 12, 2001 REGARDING THE PROPOSED MERGER INVOLVING HEWLETT-PACKARD COMPANY AND COMPAQ COMPUTER CORPORATION

Dear Steve:

     Your speculation about what a Hewlett-Packard Board Member might do pending the outcome of the merger vote, is just that, speculation. Any assertion that a Hewlett-Packard Director or member of management is making a threat to resign or has made a decision to do so, is incorrect and misleading.

     The Hewlett-Packard Directors are discharging their fiduciary duties without compromise and intend to do so, so long as they remain in office.

                                        Very truly yours,

                                        WILSON SONSINI GOODRICH & ROSATI
                                        Professional Corporation

                                        /s/ LARRY

                                        Larry W. Sonsini


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and

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Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are stockholders for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

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